Exhibit 99.1

May 30, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT PANTHER ANNOUNCES MANAGEMENT CHANGE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced that Mr. Robert Archer, co-founder and CEO of Great Panther, will resume the role of President and CEO upon the resignation of Mr. Martin Carsky, President, effective immediately.  Mr. Carsky has resigned for personal reasons but has agreed to remain as a consultant to the Company for a few months to assist with the transition of responsibilities.

"Martin has made a significant contribution to our Company through a challenging period.  He has built a strong team in operations, health and safety, and financial management during his tenure”, said Mr. Archer.  “While we have begun to see encouraging progress due to operational efficiencies, grade control and cost reductions, we continue to review all areas of our business with the aim of reducing overall costs even further, and remain committed to long term profitability and growth.”

Initiatives to improve grade control at the Company’s two operating mines, Guanajuato and Topia, are being implemented.  Mining contracts at Guanajuato are currently under review with the objective of reducing site costs in the second half of the year.  Plans for the development and ramp-up of production at San Ignacio remain on track and drilling at El Horcon is progressing well, with initial results to be released in the near future.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer Chief Executive Officer 1-888-355-1766